[redacted]

10027535

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FOR DISCUSSION PURPOSES ONLY

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SEC FILE NUMBER
8-67281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NWT FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 1ST PLACE NW
(No. and Street)

ISSAQUAH (City) WA (State) 98027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID NIEDERKROME 425-295-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, PS
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY SUITE 240 (Address) BELLEVUE (City) WA (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY DRAFT
FOR DISCUSSION PURPOSES ONLY

OATH OR AFFIRMATION

I, DAVID NIEDERKROME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NWT FINANCIAL GROUP, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JEFFREY C. CHAMPINE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
4-08-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

To the Managing Members
NWT Financial Group, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of NWT Financial Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NWT Financial Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

NWT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

CURRENT ASSETS	
Cash	$570,887
Receivable from clearing broker	560,930
Employee advances and other receivables	21,920
Prepaid expenses	28,145
Total current assets	1,181,882
PROPERTY and EQUIPMENT	
Computer and telephone equipment	62,048
Furniture and fixtures	4,989
Leasehold improvements	60,761
Less accumulated depreciation	(55,425)
Net property and equipment	72,373
OTHER ASSETS	
Clearing deposit	175,498
Trading deposit	5,000
Total other assets	180,498
Total assets	$1,434,753

The accompanying notes are an integral part of these financial statements.

NWT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

CURRENT LIABILITIES	
Commissions payable	$381,797
Accounts payable and accrued expenses	127,578
Accrued compensation and benefits	475,273
Total current liabilities	984,648
COMMITMENTS AND CONTINGENCIES (Notes 3, 7, 8 and 13)	
MEMBERS' EQUITY	
Contributed capital	122,024
Retained earnings	328,081
Total equity	450,105
Total liabilities and members' equity	$1,434,753

The accompanying notes are an integral part of these financial statements.

NWT FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission income	$6,753,765
Exchange and Electronic Communication Network fee income	1,518,911
Market data fee income	527,900
Realized gain on sale of security	327,246
Other income	160,163
Margin and money market interest rebates	253,012
Total revenues	9,540,997
EXPENSES	
Commission expense	4,934,278
Clearing and execution charges	1,618,237
Compensation and benefits	1,390,051
Information services	551,196
Professional fees	443,996
Business taxes	102,298
Rent	72,000
Office expense	64,038
Regulatory fees	49,089
Travel	33,620
Depreciation	15,650
Error account	11,525
Auto expenses	11,950
Telephone	9,137
Contributions	7,382
Utilities	5,151
Dues and subscriptions	4,720
Bank charges	4,691
Insurance	1,721
Interest expense	577
Postage/shipping	215
Bad debt recovery	(1,630)
Total expenses	9,329,892
Net income	$211,105

The accompanying notes are an integral part of these financial statements.

NWT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Retained Earnings	Total
Balance - January 1, 2009	$122,024	$116,976	$239,000
Net income - current year		211,105	211,105
Balance - December 31, 2009	$122,024	$328,081	$450,105

The accompanying notes are an integral part of these financial statements.

NWT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$211,105
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	15,650
Allowance for uncollectible accounts	(1,630)
Changes in operating assets and liabilities	
Receivable from clearing organization	91,268
Prepaid expenses	(4,304)
Clearing deposits	(23,310)
Employee advances and other receivables	(12,920)
Commissions payable	(81,601)
Accounts payables and accrued expenses	150,619
Net cash provided by operating activities	344,877
Cash flows from investing activities	
Purchase of computer and telephone equipment	(11,217)
Purchase of leasehold improvements	(60,761)
Net cash used in investing activities	(71,978)
Net increase in cash	272,899
Cash at beginning of year	297,988
Cash at end of year	$570,887

The accompanying notes are an integral part of these financial statements.

NWT FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

NWT Financial Group LLC, (the Company) is a Washington state limited liability company formed on March 2, 2006 for the principal purposes of operating as an FINRA/SIPC registered broker-dealer and providing financial/advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industrial Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, Penson Worldwide, Inc. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves books and records.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivable from clearing broker and others
The receivable reflected on the statement of financial condition is due from the clearing broker pursuant to the clearance agreement and represents amounts due for fees and commissions. These fees and commissions are remitted to the Company on a monthly basis. Additionally, the Company makes advances to certain registered representatives in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and length of time each receivable has been outstanding, as it relates to the clearing broker and each individual registered representative. An allowance for doubtful accounts is recorded that reflects the amount of loss that can be reasonably estimated by management. At December 31, 2009, management considered all accounts receivable to be fully collectible and accordingly, no allowance for uncollectible accounts has been recorded.

NOTE 2 - Continued

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method, based on the estimated useful lives of the assets over a period of three to ten years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term.

Commission and Fee Income
Commissions and fees and the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 3 – RISKS AND CONCENTRATIONS

Off-balance sheet risk
Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements the Company and the clearing broker monitor collateral on the customers' accounts.

Credit risk
The Company routinely maintains bank accounts that are in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Concentrations
Substantially all of the Company's revenues were derived from its clearing broker. Fees and commissions receivable as of December 31, 2009 are due from its clearing broker.

Approximately 70% of fees and commissions earned were generated by 10 registered representatives of the Company.

NOTE 4 – CLEARING DEPOSIT

In accordance with its clearance agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of $175,498. The clearing broker may from time to time require additional deposits. The funds are refundable to the Company with thirty days after cancellation of the agreement, provided there has been no claim that could give rise to a claim for indemnification. The funds are invested in a money market fund.

NOTE 5 – LINE OF CREDIT

The Company has a $40,000 line of credit with Wells Fargo. The line is unsecured and guaranteed by the members of the Company. The line requires a minimum monthly payment of interest at the bank's prime rate plus 6% (9.25% at December 31, 2009) and matures December 31, 2010. The Company had no borrowings under the line of credit for during the year ended December 31, 2009.

NOTE 6 – GAIN FROM ERROR TRANSACTION

During 2009, a registered representative of the Company initiated the sale of a security that could not be cleared. When the error was detected, the Company purchased the security to cover the short position. This transaction resulted in a realized gain in the amount of $327,246.

NOTE 7 – LLC AGREEMENT

The Company is a Washington limited liability company that commenced on April 1, 2006 and will continue until December 31, 2050, unless earlier terminated and dissolved in accordance with the provisions of the LLC Agreement.

The Company is authorized to issued 10,000,000 class A and 4,000,000 class B membership units. As of December 31, 2009, 6,000,000 class A units and no class B units have been issued. Class A units represent all management and voting shares of the Company; class B units have no voting power or management authority of the Company.

Distributions will be made at such times and in such amounts as the managers of the LLC may unanimously determine first to members in an amount equal to their unreturned capital contribution and second to the members in proportion to the number of units that they hold. The managers will use commercially reasonable efforts to distribute cash to each member in an amount equal to his share of the taxable income of the Company for the prior fiscal year.

In the event of the death of a member owning class A units, such units will be purchased by the Company within six months at fair value as determined by the Company and the remaining members.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company established a 401(k) profit sharing plan effective January 1, 2009 for the benefit of employees who have completed 1,000 hours of service and have attained 21 years of age.

Beginning on January 1, 2010, employees may defer a portion of their compensation which is then contributed to the plan. The Company also offers a matching contribution on employee's deferrals equal to 100% of salary deferrals up to 4% of compensation. The Company may also make discretionary contributions. Total employer contributions to the plan were $165,645 for the year ended December 31, 2009.

NOTE 9 - INCOME TAXES

The Company is a limited liability company that is not a tax paying entity. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

NOTE 10 - NET CAPITAL REQUIREMENTS

Per Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The requirement for NWT Financial Group LLC is 6.67% of indebtedness of the Company, which for December 31, 2009 is $65,643 and results in excess capital of $241,801.

NOTE 11 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS

Because the Company does not hold any funds or securities for the account of any customers, as defined by the Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Commitments
The Company leases office facilities in Issaquah, Washington from JDS Management, a party related by common ownership. The lease calls for monthly payments of $6,000 and expires on December 31, 2014. Rent expense of the year ended December 31 2009, was $72,000.

Future minimum rental payments for the next five years and in aggregate

2010	$ 72,000
2011	72,000
2012	72,000
2013	72,000
2014	72,000
Total	$360,000

Legal claims
In July and September 2009, the Company and others were named as defendants in two separate FINRA arbitration cases. The Statements of Claims allege that three registered former brokers of a failed Louisiana investment advisory service and hedge fund, who subsequently registered with the Company, purchased unsuitable securities on behalf of the claimants while registered with the Louisiana investment advisor. In one claim the securities did not transfer to the Company with the brokers and in the other claim the securities did transfer to the Company with the brokers. One claim alleges various causes of action and seeks compensatory damages from all respondents in an amount exceeding $1,000,000 plus exemplary damages, attorney fees, expectation damages, other statutory damages, and forum fees in undisclosed amounts. The

NOTE 12 - Continued

other claim does not identify particular causes of action against the Company but it makes a variety of allegations including violations of FINRA conduct rules. The claimants in this matter seek compensatory damages from all respondents in the amount of $400,000 plus interest, attorney and expert fees, punitive damages, consequential damages and lost profits, all in undisclosed amounts.

The Company believes that it has meritorious defenses to both claims and will vigorously defend both matters. The Company has filed responses to both claims and has begun, but not completed discovery into the allegations and all potential defenses. The Company's counsel believes that it is too early to reasonably evaluate the likelihood of an unfavorable outcome or the range of potential loss, if any, in either case.

In October 2009, thirty-two separate individual and entity claimants commenced a FINRA arbitration against the Company and others. The Statement of Claim alleges that two brokers purchased unsuitable securities for claimants, at undisclosed times, in undisclosed amounts, while the brokers were registered with various brokerage firms including the Company and the aforementioned Louisiana investment advisor. The Company believes that three of the claimants maintained accounts with the Company and that the brokers did purchase some of the securities at issue while their accounts were with the Company. The Statement of Claim does not identify particular causes of action against the Company but it includes various allegations and seeks compensatory damages from all respondents in undisclosed amounts, as well as market adjusted damages, disgorgement of fees and commissions, emotional distress damages, attorney fees, interest and punitive damages, in undisclosed amounts. The Company has begun but not yet completed discovery into the allegations and all potential defenses. The Company's counsel believes that it is too early to reasonably evaluate the likelihood of an unfavorable outcome or the range of potential loss, if any, from this claim.

In December 2009 an individual filed a claim individually and on behalf of a trust in the form of a Reconventional Demand in Louisiana district court against the Company. The Reconventional Demand alleges causes of action against the Company for primary violation of Louisiana securities laws, for negligent supervision, and for vicarious liability for the conduct of a registered representative of the aforementioned Louisiana investment advisor, who later registered with the Company. The claimant seeks damages from the Company and the registered representative in the amount of $1,400,000, interest and costs. The investigation of this matter is continuing and the Company's counsel believes it is too early to reasonably evaluate the likelihood of an unfavorable outcome or the range of the potential loss. The Company believes that it has meritorious defenses to the claims raised and will defend the matter vigorously.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES ACT OF 1934

NWT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital		
Members' equity	$	450,105
Nonallowable assets:		
Net fixed assets		(72,373)
Prepaid expenses		(28,145)
Employee advances and other receivables		(21,920)
Trading deposit		(5,000)
		(127,438)
Less haircuts - other securities		(15,223)
Net capital	$	307,444
Aggregate indebtedness:		
Payable to brokers, dealers and others		381,797
Other accounts payable and accrued expenses		602,851
Total aggregate indebtedness	$	984,648
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	65,643
Minimum net capital required	$	5,000
Minimum capital requirement (greater of the above)		65,643
Excess net capital	$	241,801
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$	208,979
Percentage of aggregate indebtedness to net capital		320

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2009 computed by NWT Financial Group, LLC in its unaudited Form X-17a-5a, Part IIA as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

To the Managing Members
NWT Financial Group, LLC

Independent Auditor's Supplementary Report
On Internal Control

In planning and performing our audit of the financial statements and supplementary schedule of NWT Financial Group, LLC ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for this purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

To the Managing Members
NWT Financial Group, LLC

Independent Accountant's Report On Applying Agreed-Upon Procedures Related To SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Transitional Year Ended December 31, 2009, which were agreed to by NWT Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NWT Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NWT Financial Group, LLC 's management is responsible for the NWT Financial Group, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger and cash disbursements register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, (less amounts for the period January 1, 2009 to March 31, 2009), with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which were comprised of detail activity from the Company's general ledger, noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

AS AMENDED

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

067281 FINRA DEC
NWT FINANCIAL GROUP LLC 17*19
275 1ST PL NW
ISSAQUAH WA 98027-3221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RONALD BORIO 619 276-2001

A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~13,847~~ 15,725

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,878)

7/29/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~8,969~~ 10,847

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~8,969~~ 10,847

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
~~Total (must be same as F above)~~ $ ~~8,969~~ 1878

<8,969>
1878

H. Overpayment carried forward $( )

. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

he SIPC member submitting this form and the erson by whom it is executed represent thereby ıat all information contained herein is true, correct nd complete.

NWT Financial Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

ated the 9th day of February, 2010.

his form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form or a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AS AMENDED

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009

Eliminate cents

n No.

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	7,473,421	$ ~~6,717,825~~
Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		272
Total additions	7,473,693	~~6,718,097~~
Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,183,762	~~1,179,219~~
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions	1,183,762	~~1,179,219~~
SIPC Net Operating Revenues	6,289,931	$ ~~5,538,878~~
General Assessment @ .0025	15,725	$ ~~13,847~~

(to page 1 but not less than $150 minimum)

SMITH BUNDAY BERMAN BRITTON, P.S.

NWT FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2009
INDEPENDENT AUDITOR'S REPORT